March 26, 2018

TSX: SAM

Starcore Narrows Focus to Production Oriented Assets in Mexico

Vancouver, B.C. - Starcore International Mines Ltd. (TSX:SAM) (the “ Company”) is pleased to provide an update on its corporate strategy, and is pleased to announce that it is narrowing its focus to assets in Mexico.

“As we narrow our focus on production oriented assets in Mexico, we will continue to reshape the organization to deliver the most value for our shareholders and all our stakeholders,” said Robert Eadie, president and CEO. “The intended sale or joint venture of non-core assets we are announcing today will further align resources, improve efficiencies throughout our company, and prepare us for the next stage of growth”.

For Sale- El Creston Molybenum Deposit- Sonora, Mexico

The El Creston Property hosts a 5.5 km long x up to 1.5km wide trend of hydrothermal alteration in which several zones of molybdenum +/- copper +/- silver mineralization occur. At the El Creston Main/Red Hill Zone a significant resource of molybdenum and copper has been outlined. In addition, there are five other zones, Alejandra, A-37, Red Hill West, Red Hill Deep and the West Copper with potential to host significant resources of molybdenum and/or copper. Please see the El Creston Teaser Here.

For Sale or Joint Venture- Toiyabe Gold Project – Elko, Nevada

The project has 165 claims 78 miles southwest of Elko, Nevada and only six miles south of Cortez Hills. The Cortez hills property and several world class deposits near the Toiyabe discovery are similar in genesis and host rock. The property hosts a 43-101 from 2009 in addition to drill results that identified 40.2 meters of 1.30 g/t Au during the most recent exploration program (see press release October 24, 2016). Please see the Toiyabe Project Details Here.

For Sale- Lone Ranch Gold Exploration- Ferry County, Washington

Lone Ranch has 54 unpatented mineral claims and is accessible by paved and gravel roads from Grand Forks, British Columbia (approximately 12 miles) or Curlew, Washington (approximately 15 miles). The Lone Ranch property lies strategically within a 200-mile radius to Kinross Gold’s Kettle River processing facility. Please visit the Lone Ranch Project Here.

For Sale- Ajax Molybdeum Deposit-Mount Mcquire, British Columbia

The property, approximately 1,718 hectares in size, hosts the Ajax Porphyry Molybdenum Deposit.  The Ajax deposit occupies a rectangular area approximately 650 m x 600 m that ranges in elevation from 425 masl to 1050 masl. The mineralization is predominantly pyrrhotite and lesser molybdenite that typically comprises less than 2% of the rock by volume. Please visit the Ajax Molybdenum Project Here.

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An Update on the Santa Fe Project:

Extension Granted on Proposed Acquisition of Santa Fe

In consideration of US$100,000, the Company has extended the review period for its exclusive option to acquire approximately 21,000 hectares comprising the Santa Fe Project in Sinaloa, Mexico (see news releases dated November 21, 2017 and January 11, 2018.) The due diligence on Santa Fe will be delivered by Global Kompass, and the Company looks forward to updating its shareholder base with those results.

ON BEHALF OF STARCORE INTERNATIONAL MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

EVAN EADIE

Investor Relations

projectsforsale@starcore.com

Telephone: (604) 602-4935 x230

Toll Free: 1-866-602-4935

This news release contains forward-looking statements. These statements may reflect management’s current estimates, beliefs, intentions and expectations; they are not guarantees of future performance. The Company cautions that all forward-looking statements are inherently uncertain and that actual performance may be affected by a number of material factors, many of which are beyond the Company’s control. Accordingly, actual and future events, conditions and results may differ materially from the estimates, beliefs, intentions and expectations expressed or implied in the forward-looking information. The Company undertakes no obligation to publicly update or revise forward-looking information.

The Toronto Stock Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.